SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 04 April 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 24 March 2025
99.2	Transaction in Own Shares dated 25 March 2025
99.3	Transaction in Own Shares dated 26 March 2025
99.4	Transaction in Own Shares dated 27 March 2025
99.5	Transaction in Own Shares dated 28 March 2025
99.6	Transaction in Own Shares dated 31 March 2025
99.7	Transaction in Own Shares dated 1 April 2025
99.8	Transaction in Own Shares dated 2 April 2025
99.9	Transaction in Own Shares dated 3 April 2025

Exhibit No: 99.1

24 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 21 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 21 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	100	0	0	0	0
Highest price paid (per ordinary share)	£ 84.5800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 82.2000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 83.4508	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,188,615 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7603B_1-2025-3-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        100 (ISIN: GB00BHJYC057)

Date of Purchases:       21 March 2025

Investment firm:            MLI

Exhibit No: 99.2

25 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 24 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 24 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	100	0	0	0	0
Highest price paid (per ordinary share)	£ 84.9400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 83.9000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 84.2032	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,188,515 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9649B_1-2025-3-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        100 (ISIN: GB00BHJYC057)

Date of Purchases:       24 March 2025

Investment firm:            MLI

Exhibit No: 99.3

26 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 25 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 25 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	100	0	0	0	0
Highest price paid (per ordinary share)	£ 85.0200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 84.3800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 84.7674	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,188,415 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1446C_1-2025-3-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        100 (ISIN: GB00BHJYC057)

Date of Purchases:       25 March 2025

Investment firm:            MLI

Exhibit No: 99.4

27 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 26 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 26 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	100	0	0	0	0
Highest price paid (per ordinary share)	£ 85.3000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 84.5800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 84.9430	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,188,315 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3987C_1-2025-3-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        100 (ISIN: GB00BHJYC057)

Date of Purchases:       26 March 2025

Investment firm:            MLI

Exhibit No: 99.5

28 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 27 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 27 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	100	0	0	0	0
Highest price paid (per ordinary share)	£ 85.4000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 84.1600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 84.8956	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,188,215 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/5950C_1-2025-3-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        100 (ISIN: GB00BHJYC057)

Date of Purchases:       27 March 2025

Investment firm:            MLI

Exhibit No: 99.6

31 March 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 28 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 28 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	99	0	0	0	0
Highest price paid (per ordinary share)	£ 85.0400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 83.4200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 84.1442	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,188,116 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7894C_1-2025-3-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        99 (ISIN: GB00BHJYC057)

Date of Purchases:       28 March 2025

Investment firm:            MLI

Exhibit No: 99.7

1 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 31 March 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 31 March

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	100	0	0	0	0
Highest price paid (per ordinary share)	£ 82.7000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 81.9800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 82.4114	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,188,016 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0245D_1-2025-3-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        100 (ISIN: GB00BHJYC057)

Date of Purchases:       31 March 2025

Investment firm:            MLI

Exhibit No: 99.8

2 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 1 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 1 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	300	0	0	0	0
Highest price paid (per ordinary share)	£ 83.5000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 82.3600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 82.9219	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,187,716 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2402D_1-2025-4-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        300 (ISIN: GB00BHJYC057)

Date of Purchases:       1 April 2025

Investment firm:            MLI

Exhibit No: 99.9

3 April 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 2 April 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 2 April

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	13,542	0	0	0	0
Highest price paid (per ordinary share)	£ 83.8000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 82.2800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 82.9942	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 157,174,174 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4333D_1-2025-4-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        13,542 (ISIN: GB00BHJYC057)

Date of Purchases:       2 April 2025

Investment firm:            MLI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	04 April 2025